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12062591

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 12525

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/11 (MM/DD/YY) AND ENDING 06/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALEXANDER INVESTMENT SERVICES CO

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12701 TOWNEPARK WAY, SUITE 303
(No. and Street)

LOUISVILLE (City) KY (State) 40243-2387 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
GERALD A. WELLS 502-736-1340
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOUNTJOY CHILTON MEDLEY, LLP
(Name – *if individual, state last, first, middle name*)

2000 MEIDINGER TOWER, 462 S. FOURTH STREET, LOUISVILLE, KY 40202
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GERALD A. WELLS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ALEXANDER INVESTMENT SERVICES CO, as of JUNE 30, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Subscribed and sworn to before me this 30th day of June, 2012

[Signature]
Signature

SEC/TREAS
Title

Charla Road
Notary Public

My Commission Expires: January 7, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Alexander Investment Services, Co.

Financial Statements

Years Ended June 30, 2012 and 2011

Alexander Investment Services, Co.

Table of Contents
Years Ended June 30, 2012 and 2011



Mountjoy
Chilton
Medley LLP

Independent Auditor's Report on Financial Statements

To the Board of Directors of
Alexander Investment Services, Co.

We have audited the accompanying statements of financial condition of Alexander Investment Services, Co. ("the Company") as of June 30, 2012 and 2011, and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alexander Investment Services, Co. as of June 30, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule 1 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Mountjoy Chilton Medley LLP

Louisville, Kentucky
August 22, 2012

Louisville
2000 Meidinger Tower
462 South Fourth Street
Louisville, KY 40202

Lexington
175 East Main Street
Suite 200
Lexington, KY 40507

Frankfort
150 Flynn Avenue, Suite 100
P.O. Box 5630
Frankfort, KY 40602

Cincinnati
1440 PNC Center
201 East Fifth Street
Cincinnati, OH 45202

888.587.1719 | www.mcmcpa.com

Alexander Investment Services, Co.
Statements of Financial Condition
June 30, 2012 and 2011

	2012	2011
Assets		
Cash and cash equivalents	$ 54,733	$ 48,174
Accounts receivable	3,709	6,672
Accrued commissions	18,466	39,000
Securities owned, at fair value	38,989	37,666
Property and office equipment, net	19,349	28,985
Security deposit	3,300	3,300
Other assets	25,552	10,902
Total Assets	$ 164,098	$ 174,699
Liabilities and Stockholders' Equity		
Accounts payable	$ 123	$ 2,547
Deferred tax liability, net	757	5,870
Accrued expenses and other payables	49,184	48,953
Total Liabilities	50,064	57,370
Stockholders' Equity:		
Capital stock, common, no par value; authorized 100,000 shares, 60,000 issued and 50,000 outstanding shares	1,000	1,000
Additional paid-in capital	68,882	68,882
Treasury stock at cost, 10,000 shares	(78,690)	(78,690)
Retained earnings	122,842	126,137
Total Stockholders' Equity	114,034	117,329
Total Liabilities and Stockholders' Equity	$ 164,098	$ 174,699

See accompanying notes.

Alexander Investment Services, Co.
Statements of Operations
Years Ended June 30, 2012 and 2011

	2012	2011
Revenues:		
Commissions	$ 2,609,678	$ 2,825,549
Retirement plan fees	89,316	80,651
Interest and dividends	760	714
Securities gains, net	585	6,973
Total Revenues	2,700,339	2,913,887
Expenses:		
Officers' compensation	1,580,877	1,795,604
Salaries, wages, and commissions	795,154	789,029
Payroll taxes	27,600	25,784
Insurance	47,112	46,937
Employee retirement plan	33,000	33,000
Depreciation	13,850	15,360
Rent	47,595	47,735
Office supplies	48,804	42,039
Telephone	16,412	19,678
Consulting	31,044	31,929
Regulatory fees	26,495	20,860
Other expenses	36,299	31,661
Total Expenses	2,704,242	2,899,616
Net (Loss) Income before Income Taxes	(3,903)	14,271
Income Taxes		
Current expense	(4,505)	(591)
Deferred benefit (expense)	5,113	(3,274)
	608	(3,865)
Net (Loss) Income	$ (3,295)	$ 10,406

See accompanying notes.

Alexander Investment Services, Co.
Statements of Changes in Stockholders' Equity
Years Ended June 30, 2012 and 2011

	Common Stock		Additional Paid-in	Retained	Treasury	
	Shares	Amount	Capital	Earnings	Stock	Total
Balances at June 30, 2010	50,000	$ 1,000	$ 68,882	$ 115,731	$ (78,690)	$ 106,923
Net income	-	-	-	10,406	-	10,406
Balances at June 30, 2011	50,000	1,000	68,882	126,137	(78,690)	117,329
Net loss	-	-	-	(3,295)	-	(3,295)
Balances at June 30, 2012	50,000	$ 1,000	$ 68,882	$ 122,842	$ (78,690)	$ 114,034

See accompanying notes.

Alexander Investment Services, Co.
Statements of Cash Flows
Years Ended June 30, 2012 and 2011

	2012	2011
Operating Activities		
Net (Loss) Income	$ (3,295)	$ 10,406
Adjustments to reconcile net (loss) income to net cash provided by operating activities:		
Depreciation	13,850	15,360
Securities gains, net	(585)	(6,973)
Deferred income tax	(5,113)	3,274
Decrease (increase) in assets:		
Accounts receivable	2,963	(2,057)
Accrued commissions	20,534	(16,972)
Other assets	(14,650)	(1,048)
(Decrease) increase in liabilities:		
Accounts payable	(2,424)	(2,589)
Accrued expenses and other payables	231	28,531
Net Cash Provided by Operating Activities	11,511	27,932
Investing Activities		
Additions to property and office equipment	(4,214)	(10,830)
Purchases of marketable securities	(738)	(695)
Net Cash Used in Investing Activities	(4,952)	(11,525)
Net Increase in Cash and Cash Equivalents	6,559	16,407
Cash and Cash Equivalents, Beginning of Year	48,174	31,767
Cash and Cash Equivalents, End of Year	$ 54,733	$ 48,174

See accompanying notes.

Note A - Nature of Organization

Alexander Investment Services, Co. (the Company), a Kentucky corporation, is a financial services firm providing investment services, retirement plan designs, financial advisory and management consulting services to individual and commercial clients primarily in Kentucky and Indiana. The Company is registered as a broker-dealer with the Financial Industry Regulatory Authority (FINRA).

Note B - Significant Accounting Policies

The following is a summary of the significant accounting policies of the Company:

1. Basis of Accounting: The financial statements of the Company are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Accounting Standards Codification ("ASC") as produced by the Financial Accounting Standards Board ("FASB") is the sole source of authoritative accounting technical literature for nongovernmental entities.

2. Cash and Cash Equivalents: For purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

3. Securities Owned: Securities owned consist of mutual funds that are publicly offered and valued on a securities exchange or independent publicly quoted market. All investments are recorded on a trade date basis. Investments are valued at the last trade price.

4. Investment Income: Interest income is recorded on the accrual basis and dividend income is recognized on the ex-dividend date. Capital gains and losses are calculated on an identified cost basis.

5. Accounts Receivable: Management has determined that no provisions for uncollectible accounts receivable are necessary at June 30, 2012 and 2011.

6. Commission Revenue: Commission revenue is recognized when the Company is contractually entitled to receive the income from the securities provider.

7. Property and Office Equipment: Property and office equipment are stated at cost less accumulated depreciation. A combination of accelerated methods and the straight-line method has been used to calculate depreciation as applicable to each asset. Furniture is depreciated over a 5-7 year useful life and office equipment is depreciated over a 3-5 year useful life.

8. Recent Accounting Pronouncements: In May 2011, the FASB issued ASU No. 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*, which amends certain measurement and disclosure requirements related to fair value measurements to improve consistency with international reporting standards. This guidance is effective prospectively for nonpublic entities for annual reporting periods beginning after December 15, 2011. The Company is currently evaluating this guidance, but does not expect its adoption will have a material effect on its future financial statements.

9. Fair Value Measurements: The Company applies GAAP for fair value measurements of financial assets that are recognized or disclosed at fair value in the financial statements on a recurring basis. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP also establishes a framework for measuring fair value and expands disclosures about fair value measurements.

Alexander Investment Services, Co.
Notes to Financial Statements (Continued)
June 30, 2012 and 2011

Note B - Significant Accounting Policies (Continued)

10. Income Taxes: The Company accounts for income taxes in accordance with ASC provisions for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The ASC standards also require recognition and measurement of uncertain income tax positions using a "more-likely-than-not" approach.

    The Company's policy for interest and penalties on material uncertain tax positions recognized in the financial statements is to classify these as interest expense and operating expense, respectively. Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits that materially impact the financial statements or related disclosures.

    Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company will not be subject to additional tax, penalties, and interest as a result of such challenge. The Company is generally not subject to federal, state, or local income tax examinations for taxable years prior to June 30, 2009.

11. Use of Estimates: The financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States which requires management to make estimates and assumptions that may affect the reported amounts in the financial statements and the notes to financial statements. Actual results could differ from those estimates.

12. Subsequent Events: Subsequent events for the Company have been considered through the date of the Independent Auditor's Report which represents the date the financial statements were available to be issued.

Note C - Property and Office Equipment

Property and office equipment at June 30, 2012 and 2011 are summarized as follows:

	2012	2011
Furniture	$ 17,510	$ 17,510
Office equipment	190,394	186,180
	207,904	203,690
Less accumulated depreciation	188,555	174,705
	$ 19,349	$ 28,985

Note D - Financial Instruments

The Company applies GAAP for fair value measurements of financial assets that are recognized or disclosed at fair value in the financial statements on a recurring basis. GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

- Level 1 inputs are quoted market prices in active markets for identical assets or liabilities. An active market for the asset or liability is a market in which the transaction for the asset or liability occurs with sufficient frequency and volume to provide pricing information on an ongoing basis.

- Level 2 inputs are observable market-based inputs or unobservable inputs that are corroborated by market data, such as quoted prices for similar assets or liabilities or model-derived valuations.

- Level 3 inputs are unobservable inputs that are not corroborated by market data. These inputs reflect a company's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of June 30, 2012.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of June 30, 2012
Assets				
Mutual funds	$ 38,989	$ -	$ -	$ 38,989

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of June 30, 2011.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of June 30, 2011
Assets				
Mutual funds	$ 37,666	$ -	$ -	$ 37,666

There were no transfers between Levels 1 and 2 for the years ended June 30, 2012 and 2011.

Alexander Investment Services, Co.
Notes to Financial Statements (Continued)
June 30, 2012 and 2011

Note E - Retirement Plan

The Company offers a Profit Sharing Plan for all eligible employees. The Company's expense of funding this plan was $33,000 for the years ended June 30, 2012 and 2011.

The Profit Sharing Plan is a safe harbor plan requiring Company contributions of three percent of each eligible employee's compensation.

Note F - Income Taxes

Income tax benefit (expense) attributable to net (loss) income before income taxes for the years ended June 30, 2012 and 2011 consists of:

	2012	2011
Current Expense		
Federal	$ (3,406)	$ -
State and local	(1,099)	(591)
	(4,505)	(591)
Deferred Income Tax Benefit (Expense)		
Federal	5,113	(3,274)
Total Income Tax (Expense) Benefit	$ 608	$ (3,865)

Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. As such, a valuation allowance was not considered necessary at June 30, 2012 and 2011.

Income tax benefit attributable to earnings before income taxes differs from the amounts computed by applying the expected effective U.S. Federal income tax rate of 15% to earnings before income taxes as a result of the following:

	2012	2011
Tax Benefit (Expense) at Expected Statutory federal rate	$ 586	$ (2,141)
Nondeductible expenses	(730)	(729)
State taxes and other	752	(995)
	$ 608	$ (3,865)

Alexander Investment Services, Co.
Notes to Financial Statements (Continued)
June 30, 2012 and 2011

Note F - Income Taxes (Continued)

The tax effects of temporary differences that give rise to significant portions of the net deferred tax liability consists of the following as of June 30, 2012 and 2011:

	2012	2011
Deferred Tax Asset:		
Adjustment to cash basis on income tax return	$ 3,083	$ -
NOL carryforward	-	200
	3,083	200
Deferred Tax Liabilities:		
Adjustment to cash basis on income tax return	-	(1,190)
Depreciation	(2,252)	(3,416)
Unrealized gain on investments	(1,588)	(1,464)
	(3,840)	(6,070)
Net Deferred Tax Liability	$ (757)	$ (5,870)

The Company has a capital loss carryforward of $4,305 expiring June 30, 2014.

Note G - Lease Commitments

The Company leases office space in Louisville, Kentucky under an operating lease agreement that expires July 31, 2013. The Company also leases office space in Harlan, Kentucky under a month-to-month lease. Rent expense was $47,595 and $47,735 for the years ended June 30, 2012 and 2011, respectively.

Future minimum lease payments under the operating lease at June 30 are as follows:

2013	$ 39,460
2014	3,300
	$ 42,760

Note H - Risks and Concentrations

Approximately 65% of the Company's total commissions is generated from one securities provider. Should the Company or the securities provider seek to terminate their relationship, the Company represents that other providers are readily available to provide the necessary services.

A significant portion of the Company's business is for customers in Kentucky and Indiana. Accordingly, the occurrence of any adverse economic conditions or an adverse regulatory climate in either of these states could have a material adverse effect on the Company's business, although no such conditions have been encountered in the past.

The Company maintains its cash at various financial institutions. The balance at times, may exceed federal insured limits.

The Company invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect account balances and the amounts reported in the statements of operations.

Note I – Expense Sharing Agreement

The Company began participating in the TD Ameritrade Institutional Additional Services Program during the year ended June 30, 2012. As part of the program, TD Ameritrade will pay a maximum of $40,000 towards the purchase of portfolio management and services software on behalf of the Company. This credit offsets annual maintenance for portfolio management and record keeping services. Both the expense and the credit from TD Ameritrade are recorded in consulting expenses.

Note J - Net Capital Rule

As a registered broker-dealer, the Company is subject to the uniform net capital rule of the Securities and Exchange Commission and the FINRA, which requires that the Company maintain minimum net capital, as defined, of $25,000 and that aggregate indebtedness as defined by the FINRA, shall not exceed fifteen times net capital. The Company may declare dividends or acquire certain non-liquid assets only to the extent of net capital in excess of such requirements. At June 30, 2012 and 2011, the Company had net capital of $54,848 and $61,820, respectively. The Company's ratio of aggregate indebtedness to net capital for these same time periods was 0.9128 and 0.9280.

In addition, there were no liabilities subordinated to general creditors during the years ended June 30, 2012 or 2011.

Note K - Focus Report Reconciliation

There were no material differences between the accompanying financial statements and the financial statements filed by the Company on Securities and Exchange Commission Form X-17a-5 (FOCUS report) as of June 30, 2012 and 2011.

Supplementary Information

Alexander Investment Services, Co.
Schedule 1
June 30, 2012 and 2011

Computation of Net Capital for Brokers and Dealers
Pursuant to Rule 15c3-1 of the
Securities and Exchange Commission and
Statement Regarding Liabilities Subordinated to General Creditors
As of June 30, 2012

As a registered broker-dealer, the Company is subject to the uniform net capital rule of the Securities and Exchange Commission and the FINRA, which requires that the Company maintain minimum net capital, as defined, of $25,000 and that aggregate indebtedness as defined by the FINRA, shall not exceed fifteen times net capital. The Company may declare dividends or acquire certain non-liquid assets only to the extent of net capital in excess of such requirements.

A computation as of June 30, 2012 of the Company's aggregate indebtedness, as defined, and net capital under the uniform net capital rule is as follows:

	2012
Aggregate Indebtedness	$ 50,064
Net Capital:	
Stockholders' equity	$ 114,034
Nonallowable Assets:	
Property and office equipment, net	(19,349)
Accounts receivable	(3,709)
Other assets	(28,852)
Net Capital	62,124
Haircuts on Securities:	
Money market funds	-
Other securities	(5,848)
Undue concentration	(1,428)
Net Capital	$ 54,848
Ratio of Aggregate Indebtedness to Net Capital	0.9128

In addition, there are no liabilities subordinated to general creditors as of June 30, 2012.



Mountjoy
Chilton
Medley LLP

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5(g)(1)

To the Board of Directors of
Alexander Investment Services, Co.

In planning and performing our audit of the financial statements and supplemental schedule of Alexander Investment Services, Co. (the Company) as of and for the years ended June 30, 2012 and 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Louisville
2000 Meidinger Tower
462 South Fourth Street
Louisville, KY 40202

Lexington
175 East Main Street
Suite 200
Lexington, KY 40507

Frankfort
150 Flynn Avenue, Suite 100
P.O. Box 5630
Frankfort, KY 40602

Cincinnati
1440 PNC Center
201 East Fifth Street
Cincinnati, OH 45202

888.587.1719 | www.mcmcpa.com
An Independent Member of Baker Tilly International

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5(g)(1) (Continued)

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2012 and 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Louisville, Kentucky
August 22, 2012